EXHIBIT 99.1

Lombard Medical Initiates Post-Marketing Surveillance Program for Aorfix(TM) Endovascular Stent Graft

IRVINE, Calif., April 15, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced the successful enrollment of the first patients in its post-marketing surveillance program for Aorfix™. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees, often a feature of complicated anatomies.

The surveillance program is designed to assess freedom from aneurysm-related mortality at five years after AAA treatment with Aorfix, and plans to enroll 234 patients. Results will be collected on a non-randomized basis from up to 50 enrolled centers in the United States.

"Our clinical trials have firmly established that Aorfix is uniquely able to deliver consistently strong results in patients with AAA neck angles below 60 degrees as well in more challenging cases with neck angles between 60 and 90 degrees," said Lombard Medical CEO Simon Hubbert. "With the launch of our rigorous surveillance program, we look forward to demonstrating Aorfix's long-term performance, which we believe will give physicians added confidence that this stent graft is the right choice to treat patients with the broadest range of AAA anatomies."

Lombard Medical has partnered with the Vascular Quality Initiative® (VQI) Endovascular AAA Registry™, the PATHWAYS™ cloud-based data platform, and M2S Preview® 3D modelling to track outcomes in patients treated with Aorfix at VQI centers nationwide.  Aorfix is the first infrarenal AAA stent graft to use the VQI EVAR Registry for a post-marketing surveillance program.

AAAs affect 200,000 Americans each year, and occur when a weak area of the abdominal aorta expands and is at risk of rupture, which may lead to death if left untreated. AAAs are treated by the placement of an endovascular stent graft, such as Aorfix, into the area of the aneurysm to strengthen the weakened wall of the abdominal aorta.

The Vascular Quality Initiative and M2S Inc.

The Vascular Quality Initiative® is a distributed network of regional groups that use the Society for Vascular Surgery Patient Safety Organization and the M2S cloud based system to collect and analyze data to improve the quality of vascular health care. Through regional quality group meetings, VQI participants share data to develop quality improvement projects designed to standardize processes, improve outcomes, and reduce complications and costs. Currently the VQI includes 12 registries including the VQI Endovascular AAA Registry. In addition to clinical registries, M2S serves as a Core Lab for post-approval surveillance projects.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. For more information, please visit www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer	Tel: +1 949 748 6764

Pure Communications
Matthew H. Clawson	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com
Susan Heins (Media)	Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

FTI Consulting (UK)
Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000